

SECUR ||||||||||||||||||||| 1ISSION

06003402

AB 2/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-57725
8-25203

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL FINANCIAL SERVICES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
                                    (No. and Street)

MINOT   ND   58703-3189
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CARLSON   (701) 852-5292
                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES P.C.
                    (Name - *if individual, state last, first, middle name*)

24 WEST CENTRAL   MINOT   ND   58701
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                     information contained in this form are not required to respond
                     unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JOHN CARLSON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICES, INC._____, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Balance Sheet.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.N/A
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.N/A
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.N/A
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.N/A
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.N/A
- [X] (o) Independent Auditor's Report on Internal Control

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2005 AND 2004

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Capital Financial Services, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2005 and 2004 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 22, 2006

BRADY, MARTZ & ASSOCIATES, PC
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-3452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

1

RSM McGladrey Network
An Independently Owned Member

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 816,970	$ 531,476
Accounts and commissions receivable	1,028,279	823,803
Prepaid assets	24,694	22,102
Other assets	12,948	-
Total current assets	$ 1,882,891	$ 1,377,381
PROPERTY AND EQUIPMENT	$ 13,346	$ 3,536
Less accumulated depreciation	2,248	806
Net property and equipment	$ 11,098	$ 2,730
OTHER ASSETS		
Clearing deposit	$ 75,279	$ 75,279
Investment in NASD warrants	3,300	3,300
Total other assets	$ 78,579	$ 78,579
TOTAL ASSETS	$ 1,972,568	$ 1,458,690

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Commissions and fees payable	$ 1,042,803	$ 911,132
Accrued expenses	122,548	93,878
Total current liabilities	$ 1,165,351	$ 1,005,010
TOTAL LIABILITIES	$ 1,165,351	$ 1,005,010
STOCKHOLDERS EQUITY		
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$ 5,000	$ 5,000
Additional paid-in capital	73,392	73,392
Retained earnings	728,825	375,288
TOTAL STOCKHOLDERS' EQUITY	$ 807,217	$ 453,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,972,568	$ 1,458,690

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005		2004
INCOME			
Commission and underwriting income	$ 14,015,158	$	11,938,383
Fee income	130,899		109,512
Interest and other income	11,254		8,856
Total income	$ 14,157,311	$	12,056,751
EXPENSES			
Commission expense	$ 12,720,290	$	10,838,550
Professional fees	14,763		22,913
Advertising and promotion	1,880		270
Printing and postage	17,984		11,195
Dues, fees, and registrations	65,627		48,561
Compensation and benefits	566,703		440,047
Rent	13,613		11,592
Travel	36,985		41,305
Depreciation	1,442		726
Other expenses	56,087		48,275
Total expenses	$ 13,495,374	$	11,463,434
INCOME BEFORE INCOME TAX EXPENSE	$ 661,937	$	593,317
INCOME TAX EXPENSE	(263,400)		(232,580)
NET INCOME	$ 398,537	$	360,737

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2004	$ 5,000	$ 73,392	$ 411,971	$ 490,363
Net income	0	0	360,737	360,737
Dividends	0	0	(397,420)	(397,420)
Balance, December 31, 2004	$ 5,000	$ 73,392	$ 375,288	$ 453,680
Net income	0	0	398,537	398,537
Dividends	0	0	(45,000)	(45,000)
Balance, December 31, 2005	$ 5,000	$ 73,392	$ 728,825	$ 807,217

SEE NOTES TO FINANCIAL STATEMENTS

4

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 398,537	$ 360,737
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	1,442	726
Effects on operating cash flows due to changes in:		
Prepaid assets	(2,592)	(577)
Accounts and commissions receivable	(204,476)	(181,145)
Clearing deposit	-	(131)
Other assets	(12,948)	-
Commissions and fees payable	131,671	379,923
Other liabilities	28,670	76,222
Net cash provided by operating activities	$ 340,304	$ 635,755
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (9,810)	$ (1,765)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	$ (45,000)	$ (397,420)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 285,494	$ 236,570
CASH AND CASH EQUIVALENTS AT		
BEGINNING OF YEAR	531,476	294,906
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 816,970	$ 531,476
SUPPLEMENTARY DISCLOSURE OF		
CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 263,400	$ 232,580

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Parent"). Integrity Funds Distributor, Inc. is also a wholly-owned subsidiary of the Parent. The Company's primary operations are as a broker-dealer for distribution of shares of various unaffiliated mutual funds, variable annuities, and other marketable securities.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and commissions receivable - Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Property and equipment – Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Investments - The Company's investments consist of stock warrants. This investment has no readily determinable market and is therefore accounted for under the cost method of accounting.

Reclassification - Certain amounts from 2004 have been reclassified to conform with the 2005 presentation. These reclassifications had no effect on the Company's net income.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INVESTMENTS**

The Company purchased 300 NASD warrants on June 28, 2000 for $3,300. These warrants can be exercised into a total of 300 shares. The warrants can be exercised in the time line stated below. As of December 31, 2005, the warrants and/or NASD stock were not actively traded, and this investment is carried at the Company's original cost.

Maximum number of shares of common stock subject to exercise	Exercise Start Date	Exercise End Date	Exercise Price
300	June 28, 2005	June 27, 2006	$16

NOTE 4 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

	2005	2004
Federal	$ 229,000	$ 202,000
State	34,400	30,580
Total	$ 263,400	$ 232,580

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

	2005	2004
Expected income tax expense at the U.S. Statutory rate	$ 229,000	$ 202,000
The affect of:		
Increase due to state taxes, net of U.S. Federal income tax effects	34,400	30,580
Income tax expense	$ 263,400	$ 232,580

7

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $573,505, which was $495,815 in excess of its minimum required net capital of $77,690. The Company's net capital ratio was to 2.03 to 1.

NOTE 6 - ADVERTISING COSTS

Advertising costs are expensed as incurred. Total advertising expenses were $1,880 and $270 for the years ended December 31, 2005 and 2004, respectively.

NOTE 7 - SIGNIFICANT ESTIMATES

The Company's receivables as of December 31, 2005 and 2004 included 12b-1 receivables of $668,411 and $571,698, respectively. The receivable balances have been estimated by management based on its past experience and its consideration of the Company's current sales/volume activity. Because of the inherent uncertainties in estimating the 12b-1 revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 8 – RISKS AND UNCERTAINTIES

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from that risk totaled approximately $723,000 as of December 31, 2005.

NOTE 9 – RELATED PARTY TRANSACTIONS

The transactions between Capital Financial Services, Inc., Integrity Mutual Funds, Inc., and Integrity Funds Distributor, Inc. are summarized below:

	2005	2004
Commission income received from Integrity Funds Distributor, Inc.	$ 24,523	$ 14,591
Commission income received from Integrity Mutual Funds, Inc.	$ 100,000	$ -

SUPPLEMENTARY INFORMATION

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL		
Total stockholders' equity	$ 807,217	$ 453,680
Less non-allowable assets:		
Investment in NASD warrant	(3,300)	(3,300)
Prepaid assets	(24,694)	(22,102)
Property and equipment	(11,098)	(2,730)
Other deductions	(37,662)	(5,000)
Other assets	(12,948)	
Accounts and commissions receivable	(144,010)	(141,015)
Net capital	$ 573,505	$ 279,533
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 1,042,803	$ 911,132
Accrued expenses	122,548	93,878
Total aggregate indebtedness	$ 1,165,351	$ 1,005,010
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements$_1$	$ 77,690	$ 67,001
Excess net capital at 1500%$_2$	$ 495,815	$ 212,532
Excess net capital at 1000%$_2$	$ 456,970	$ 179,032
Ratio: Aggregate indebtedness to net capital	2.03 to 1	3.60 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 602,962	$ 279,533
Net audit adjustments to allowable assets	(29,457)	0
Net capital per above	$ 573,505	$ 279,533

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$ 77,690	$ 67,001
1000%	$ 116,535	$ 100,501

9

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2005 AND 2004

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedule of Capital Financial Services, Inc. (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all full and paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

11

RSM McGladrey Network
An Independently Owned Member

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 22, 2006